Exhibit 1.02

National Instruments Corporation

Conflict Minerals Report

For the Reporting Period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of National Instruments Corporation (“NI”, “we”, “us” or “our”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products.  The specified minerals are referred to as “Conflict Minerals” are gold, columbite-tantalite (coltan), cassiterite and wolfamite, including their derivatives which are limited to tantalum, tin and tungsten.  The “Covered Countries” for purposes of the Rule and this Report are the Democratic Republic of Congo (the “DRC”), the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

DESCRIPTION OF DUE DILIGENCE

For calendar year 2013, NI has undertaken in good faith a reasonable country of origin inquiry reasonably designed to determine the country of origin of Conflict Minerals necessary to the functionality or production of NI products.  NI contracted with an independent third party (the “Contractor”) to assist the Company with collecting details on the sources of NI components containing Conflict Minerals. The objective was to collect accurate, complete, and actionable Conflict Minerals data and information in support of the conflict minerals due diligence process from 53 of NI’s direct suppliers (referred to internally as NI’s “Scorecard Suppliers”) that provide at least 50% of NI’s spend on components used to build NI’s hardware products, while surveying substantially all of NI’s direct suppliers (1063 total direct suppliers, including the Scorecard Suppliers).  Responses were received from 100% of the Scorecard Suppliers and approximately 47% of all of NI’s direct suppliers, which represent approximately 74% of NI’s total direct expenditures.  Third party hardware product suppliers were not included in the survey for 2013.  Third party hardware products account for less than 5% of NI’s revenue.

The Contractor assisted NI in surveying NI’s direct suppliers by collecting suppliers' Conflict Minerals policy statements and/or Electronic Industry Citizenship Coalition (EICC) /Global e-sustainability Initiative (GeSI) Conflict Free Smelter (CFS) declarations. This data collection process included research of supplier websites, directly contacting suppliers via email, phone or facsimile as needed, and following up on any missing data or non-responsive suppliers.  The Contractor then performed quality inspection on documents and information received from suppliers in accordance with their internal processes before providing the data to NI. The Contractor then provided the collected documents, data, and reports to NI via their website, email, or an Application Programming Interface (API).  The Contractor validated the responses by reviewing the completeness of the survey, obtaining additional responses if necessary, resolving discrepancies (such as metal type, address, and contact info), if any, between smelters as provided by the supplier and EICC standard smelter list, and determining which smelters are approved CFS smelters.

NI then collects, stores, and analyzes the data through its Agile Product Governance & Compliance (PG&C) tool for Conflict Minerals.

Following NI’s reasonable country of origin inquiry, NI elected to design a diligence process intended to comply with the Organization for Economic Cooperation and Development’s (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas Five Step Framework in order to conduct further due diligence to determine the source and chain of custody of any Conflict Minerals in its supply chain.  The OECD Due Diligence Guide is an internationally recognized due diligence framework that satisfies the SEC’s criteria.

The OECD Due Diligence Framework includes:

Step 1: Establish strong company management systems
Step 2: Identify and assess risks in the supply chain
Step 3: Design and Implement a strategy to respond to identified risks
Step 4: Carry out independent 3rd party audit of smelter/refiner/s due diligence practices
Step 5: Report annually on supply chain due diligence

DETAILS OF DUE DILIGENCE:

Step 1:  Establish Strong Company Management Systems.

A.	Adopt and Communicate a Company Policy on Conflict Minerals

1.	Adopt a Position Statement

NI adopted a company policy regarding Conflict Minerals.  The NI position statement is publicly available on its website at ni.com/conflict minerals.

2.	Communicate Position Statement to the Public

NI communicated its position regarding Conflict Minerals to the public by making its position statement available online at ni.com/conflict minerals as noted above.

These website addresses are included for reference only. Any information contained on NI’s website is not incorporated by reference into this report.

3.	Communicate Position Statement to Suppliers

NI communicated its position statement on Conflict Minerals to its suppliers in various ways. First, NI communicated its CM position statement to its suppliers in its Supplier Handbook, available online at ni.com/company/suppliers/supplierhandbook.htm, which is designed to inform potential and existing suppliers about the Company. Second, NI reached out to its suppliers directly to inform them of its Conflict Minerals position and its expectations. In addition, NI contracted the Contractor to notify NI’s suppliers about conflict minerals. Going forward, NI expects that its Conflict Minerals position will also be communicated through its supplier assessment since new major suppliers to NI will be assessed for their ability to provide reliable data regarding the country of origin for Conflict Minerals.   Finally, NI requests that its suppliers abide by the NI Supplier Code of Conduct that is intended to be based on the EICC Code of Conduct.

B.	Structure internal management to support supply chain due diligence.

NI structured its internal management to support its supply chain due diligence by:

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Establishing a Conflict Minerals Working Group with representatives from Engineering, Manufacturing, Procurement, and Legal areas.  This Conflict Minerals Working Group meets regularly and is responsible for the day-to-day activities of building a Conflict Minerals compliance program and conducting the due diligence efforts; and

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Establishing a Conflict Minerals Compliance Group, which includes the Conflict Minerals Working Group and additional representatives from Engineering, Manufacturing, Procurement, Finance and Legal management. The CM Compliance Group meets  periodically to receive updates regarding NI’s due diligence from the CM Working Group and to report any findings from NI’s supply chain risk assessments.

C.	Establish a system of controls and transparency over the mineral supply chain.

NI implemented a system of controls and transparency over its supply chain in order to trace and identify Conflict Minerals in NI’s supply chain.

A description of NI’s due diligence process during calendar year 2013 is set forth above under the heading “Description of Due Diligence”.

D.	Strengthen company engagement with suppliers.

NI is in the processing of strengthening its engagement regarding Conflict Minerals with its suppliers in anticipation of calendar year 2014 by:

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Including a provision on responsible sourcing of minerals in NI’s standard terms and conditions of purchase when such terms are up for renewal, which are incorporated into NI’s agreements with its suppliers.

-	Offering information and guidance on conflict minerals to NI’s suppliers during quarterly business reviews as needed.

-	Offering assistance to NI’s suppliers in filling out the EICC/GeSI form when requested.

E.	Establish a company-level, or industry-wide, grievance mechanism as an early-warning risk-awareness system.

NI has an already established ethics hotline pursuant to which any employee company-wide may report any concerns involving conflict minerals, either electronically or by phone.

Step 2: Identify and assess risk in the supply chain.

NI identified and assessed risk in its supply chain by:

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Using the PG&C tool, NI  (1) analyzes the EICC declaration data to see if any Conflict Minerals exist, (2) determines their smelter origin and performs a comprehensive smelter analysis, and (3) populates the smelter data to associated manufacturer parts and manufacturer upon releasing the declaration. NI can then manage the smelter information from the smelter lists in EICC/GeSI’s Conflict Free Smelter Program, and use that information to determine initial compliance and validate parts.

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Using the NI developed red flag assessment tool, NI does additional analysis of its supplier’s EICC/GeSI declaration data in an effort to help it identify which suppliers may be at greater risk for providing NI Conflict Minerals. This red flag assessment tool analyzes the data from the EICC forms and provides NI a score on a scale of 1-100 of which suppliers may be at greater risk.

Step 3: Design and implement a strategy to respond to identified risks.

Per NI’s position statement, in the event that Conflict Minerals from the Covered Countries which benefit armed groups are found in the NI supply chain, NI will take appropriate actions in a timely manner to resolve the situation.  If a supplier’s performance fails to meet minimum requirements, including not being able to source minerals responsibly, NI will issue a performance improvement plan (PIP). A PIP clearly identifies the area(s) of improvement required and provides a specific time period for improvement for the supplier. If a supplier receives a PIP, they are required to develop a comprehensive program for improvement and lasting sustainability of the corrective action. Once a supplier’s performance has improved, NI will provide written notification of PIP closure. If the supplier does not improve during the PIP period, the supplier may be subjected to a reduction in business, no new business, or disengagement from business with NI.

Step 4. Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain.

Since NI is a downstream company that does not have a direct relationship with any smelters or refiners it is difficult to participate in any direct audits of these organizations; however, to support these efforts NI is currently evaluating internationally recognized audit organizations to join and expects to encourage its suppliers to do the same.

Step 5. Report on supply chain due diligence.

NI is publicly reporting on its due diligence through its an annual filing of this Form SD as required by the law. These documents are available at: http://investor.ni.com/

Findings and Conclusions

Based on the information that was provided by NI’s suppliers and otherwise obtained through the due diligence process, the Company believes that, to the extent reasonably determinable by NI, the facilities that were used to process the Conflict Minerals contained in the Covered Products included 318 different smelters and refiners, of which 68 received a “conflict free” designation from an independent third party audit program as of May 28, 2014.   NI continues to work with suppliers throughout its supply chain to re-validate, improve, and refine their reported information, taking into account supply chain fluctuations and other changes in status or scope and relationships over time.

Future Steps

NI has communicated its expectations, as reflected in its Conflict Minerals Policy, to NI’s contract manufacturers and other suppliers. Since the end of 2013, NI has increased its engagement with its relevant first-tier suppliers in order to build their knowledge and capacity so they are able to provide more complete and accurate information on the source and chain of custody of Conflict Minerals in NI’s supply chain.

Additional Risk Factors
The statements above are based on the RCOI process and due diligence performed in good faith by NI. These statements are based on the infrastructure and information available at the time.  A number of factors could introduce errors or otherwise affect NI’s Conflict Minerals status.  These factors include, but are not limited to, gaps in supplier data, gaps in smelter data, errors or omissions by suppliers, errors or omissions by smelters, the definition of a smelter not being finalized at the end of the 2013 reporting period, all instances of Conflict Minerals necessary to the functionality or manufacturing of NI’s products possibly not yet having been identified, gaps in supplier education and knowledge, timeliness of data, public information not discovered during a reasonable search, errors in public data, language barriers and translation, supplier and smelter unfamiliarity with the protocol due to this being the first year for SEC disclosures for Section 1502 of Dodd-Frank, oversights or errors in conflict free smelter audits, Covered Countries sourced materials being declared secondary materials, companies going out of business in 2013, certification programs being not equally advanced for all industry segments and metals, and smuggling of Conflict Minerals from the Covered Countries to countries beyond the covered countries.